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FROM:    L. B. STAUFFER, SR. VP
         NICHOLAS PATRUNO, INVESTOR RELATIONS
         PORTER, LEVAY & ROSE, INC.
         (212) 564-4700

COMPANY  GEORGE ROBERTS, CFO
CONTACT: (508) 347-2261



                                                           FOR IMMEDIATE RELEASE


               SPECTRAN REPORTS SECOND QUARTER/SIX MONTHS RESULTS

         STURBRIDGE, MA, JULY 30 -- SpecTran Corporation (NASDAQ, NM: SPTR), which develops, manufactures and markets glass optical fibers and value-added fiber optic products, today reported results for the second quarter and six months ended June 30, 1999.

         Second quarter revenues were $22,587,000, up 38 percent from revenues of $16,358,000 for the same period a year ago. Operating income was $1,763,000, up from the operating loss of $2,371,000 incurred during the same period in 1998. The 1998 operating loss included one-time charges, including inventory write-downs at SpecTran Specialty. In the second quarter of 1999, due primarily to tax losses associated with the sale of its interest in General Photonics, the company's joint venture with General Cable, SpecTran incurred a net loss of $621,000 or nine cents per share, compared with a net loss of $1,383,000 or twenty cents per share for the same period a year ago.




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         For the first six months of 1999, SpecTran incurred a net loss of
$389,000 or six cents per share compared with a net loss of $518,000 or seven cents per share for the first half of 1998. Revenues for the first half of 1999 were $42,966,000, up 36 percent from the $31,471,000 achieved in the same period in 1998.

         Commenting on the company's results, SpecTran chairman and CEO, Charles
B. Harrison, said, "During the second quarter, SpecTran sold its interest in General Photonics, SpecTran's joint venture with General Cable Corporation, to BICC General Cable, Inc. for $2,367,200. As part of the transaction, General Photonics repaid a loan to SpecTran for $325,000 and BICC General Cable purchased approximately 30,000 kilometers of optical fiber from SpecTran's CFT subsidiary. The sale resulted in an after-tax book loss of $237,000 on SpecTran's interest in the joint venture and a one-time tax liability of $1,099,000, both of which adversely affect this quarter's and the first half's results. Other income, as compared to last year, was adversely affected by the elimination of the Corning supply contract settlement at the end of 1998, coupled with the increased interest expense in 1999 associated with servicing our debt.

         "On July 15, 1999 SpecTran announced it entered into an Agreement of Merger with Lucent Technologies for $64 million or $9 a share, plus the assumption by Lucent of $35 million of SpecTran's debt, in an all-cash tender offer. Tender offer letters were mailed to SpecTran's shareholders of record on July 21, 1999 and are valid until August 17, 1999, unless extended. It is expected that the transaction will be completed by the end of the quarter ending September 30, 1999. SpecTran's board of directors unanimously approved the tender offer and the merger and determined that the terms of the tender offer and the merger are fair to and in the best interests of SpecTran's stockholders and unanimously recommends that all SpecTran stockholders accept the tender offer and tender their shares to the purchaser pursuant to the terms of the tender offer," Harrison concluded.


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         SpecTran Corporation develops, manufactures and markets glass optical fibers and value-added fiber optic products. For global communications markets, SpecTran manufactures standard fiber and cable as well as special performance fiber and cable. The company's application specific optical fiber and cable products also serve industrial, aerospace and medical markets worldwide. For additional information about SpecTran, visit the company's web site at www.spectran.com.




NOTE: This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties that may cause results to differ materially from expectations, including without limitation, the ability of the company to market and develop its products, general economic conditions and competitive conditions in markets served by the company. Forward-looking statements include, but are not limited to, global economic conditions, product demand, competitive products and pricing, manufacturing efficiencies, cost reductions, manufacturing capacity, facility expansions and new plant start-up costs, the rate of technology change and other risks. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the objectives and plans of the company will be achieved.












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SPECTRAN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)


                                                                    FOR THE SIX MONTHS ENDED        FOR THE THREE MONTHS ENDED
                                                                    ------------------------        --------------------------
                                                                    6/30/99         6/30/98(a)      6/30/99         6/30/98(a)
                                                                    -------         -------         -------         -------
Net Sales                                                           $ 42,966        $ 31,471        $ 22,587        $ 16,358

Cost of Sales                                                         31,547          23,806          16,489          13,805
                                                                    --------        --------        --------        --------
Gross Profit                                                          11,419           7,665           6,098           2,553
                                                                    --------        --------        --------        --------
Selling and Administrative Expenses                                    6,749           6,653           3,666           3,518

Research and Development Costs                                         1,424           2,581             669           1,406
                                                                    --------        --------        --------        --------
Income from Operations                                                 3,246          (1,569)          1,763          (2,371)
                                                                    --------        --------        --------        --------
Other income (Expense):
   Interest Income                                                       126             147              98              33
   Interest Expense                                                   (1,475)           (476)           (739)           (352)
   Other, Net                                                             41           1,583              53             741
                                                                    --------        --------        --------        --------
          Other Income (Expense), net                                 (1,308)          1,254            (588)            422
                                                                    --------        --------        --------        --------
Income before Income Taxes and
   Equity in Joint Venture                                             1,938            (315)          1,175          (1,949)

Income Tax Expense Before Joint Venture                                  756            (136)            458            (775)
                                                                    --------        --------        --------        --------
Net Income Before Joint Venture Sale                                   1,182            (179)            717          (1,174)
                                                                    --------        --------        --------        --------
Joint Venture:
   Equity in Loss of Joint Venture                                      (385)           (598)             (3)           (346)
   Tax Benefit in Equity Loss                                            150             259               1             137
   Book & Tax Loss on Sale of Joint Venture                           (1,336)             --          (1,336)             --
                                                                    --------        --------        --------        --------
Net Loss on Joint Venture                                             (1,571)           (339)         (1,338)           (209)
                                                                    --------        --------        --------        --------
Net Income                                                          $   (389)       $   (518)       $   (621)       $ (1,383)
                                                                    ========        ========        ========        ========
Net Income Per Share of Common Stock:
   Basic                                                            $   (.06)       $   (.07)       $   (.09)       $   (.20)

Weighted Average Number of
Common Shares Outstanding:
   Basic                                                               7,004           7,002           7,005           7,002


(a) Due to a change in accounting treatment of certain fiber sales, sales and cost of sales for the second quarter and June year-to-date of 1998 were reduced by $674,000 and $789,000, respectively
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                                      #####
1999